

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (877-657-9457)

April 18, 2011

Bryan Hammond
Chairman of the Board and President
Explore Anywhere Holding Corp.
6150 West 200 South #3
Wabash, Indiana 46992

> **Re: Explore Anywhere Holding Corp.**
> **Amendment No. 3 to Form 8-K**
> **Filed March 21, 2011**
> **File No. 001-33933**

Dear Mr. Hammond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form 8-K filed March 21, 2011</u>

<u>General</u>

1. It appears that you believe the Share Exchange Agreement with ExploreAnywhere, Inc. should be accounted for as a reverse merger. It also appears that the former shell company issued 2,613,750 shares to acquire the former private operating company and that subsequent to the exchange there were 31,923,750 shares outstanding. Since the former shareholders of the shell company appear to own a majority of the outstanding shares after the exchange, it is not clear to us that the exchange is a reverse merger. Please provide us a specific and comprehensive discussion regarding how you determined that the Share Exchange Agreement should be accounted for as a reverse merger. Specifically address who owned the outstanding shares of the former shell company prior to the exchange and who the shares used to acquire the former private operating company were issued to. Based on the terms of the share exchange, please

clarify how you intend to account for this transaction in your filings, including if you have identified a predecessor.

2. Please supplementally tell us the amount and nature of any equity transactions that have occurred subsequent to December 31, 2010.

3. Please revise your plan of operation to quantify the amount of cash you believe you need to sustain your operations during the next 12 months. Also, please revise your liquidity disclosures to address how you satisfied or intend to satisfy all the outstanding notes payable as of December 31, 2010 and discuss the potential risks and consequences if you are unable to repay these notes when due.

Item 2.01 Completion of Acquisition, page 2

4. We note your summary of the Share Exchange Agreement. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

- The identity of the persons from whom the common shares of ExploreAnywhere Inc. were acquired;

- The formula used to determine the amount of consideration; and

- The identity of your shareholder that canceled a total of 233,190,000 shares, the nature of any material relationship between you and such shareholder, or any of your affiliates, or any of your directors or officers, or any associate of any such director or officer and any consideration given or received for such shares.

Item 3.02 Unregistered Sales of Equity Securities, page 2

5. Please revise to disclose the nature and aggregate amount of consideration received by you in the ExploreAnywhere Inc. transaction. See Item 701(c) of Regulation S-K.

Item 1. Business, page 3

6. Please revise your disclosure to clarify your corporate structure. Please disclose how the ExploreAnywhere Inc. transaction changes your corporate structure.

Item 5. Executive Officers and Directors, page 16

Biographies, page 16

7. Please revise the biographies of Messrs. Thetsy and Corso to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation

or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 17

8. We note disclosure in the first sentence on page 17 that none of your executives receive a salary; however Mr. Thetsy has been paid fees. Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Summary Compensation Table in Item 402(n) of Regulation S-K. See Item 6 of the Form 10 Instructions. In the Summary Compensation Table please include all of the amounts earned by or paid to your named executive officers, including all fees.

Pro forma Financial Statements

9. Please provide pro forma financial statements that comply with Article 11 of Regulation S-X.

Exhibit Index, page 23

10. Please include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.

11. Please revise to file an executed version of the Share Exchange Agreement and include all of the schedules and exhibits of such agreement.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 7

12. In future filings, please include a separate risk factor disclosing that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Item 9A. Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

13. We note your statement that your principle executive officer and chief financial officer "have concluded that our disclosure controls and procedures . . . were sufficiently effective to ensure that the information required to be disclosed . . . is gathered, analyzed and disclosed with adequate timeliness, accuracy and completeness." It does not appear that your certifying officers have reached a conclusion of whether your disclosure controls and procedures are *effective* or *not effective*. Please file an amendment to your Form 10-K to address your officers' conclusions regarding the effectiveness or ineffectiveness of your disclosure controls and procedures.

14. Supplementally, please explain your effectiveness conclusion with respect to disclosure controls and procedures in light of the conclusion regarding your internal controls over financial reporting. We may have additional comments.

Financial Statements

General

15. It is unclear to us why you have not included statements of changes in stockholders' equity as required by Rule 8-02 of Regulation S-X. Please advise or revise as appropriate.

Note E- Related Party Transactions, page F-12

Note F- Notes Payable, page F-13

16. We note that you recognized the forgiveness of a note payable and a shareholder loan, both from your former majority shareholder, as other income during the years ended December 31, 2010 and 2009. Please tell us what consideration you gave to recognizing the debt extinguishments as capital transactions as contemplated by ASC 470-50-40-2. Please also address this comment as it relates to the pro forma financial statements included in your Form 8-K/A filed on March 21, 2011.

Signatures

17. In future filings, please have your principal financial officer and controller or principal accounting officer sign on behalf of the registrant. Any person who occupies more than one position shall indicate each capacity in which he signs the report. See Instruction D(2) of Form 10-K.

Certifications, Exhibits 31.1 and 31.2

18. We note that the certification does not contain all of the provisions exactly as set forth in Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2010 that includes a new, corrected certification that is exactly as set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Cc: William Corso (*Via Facsimile 877-657-9457*)
        Secretary, Treasurer and Director
        Explore Anywhere Holding Corp.